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                            August 1, 2023

       Jordan Plews, Ph. D.
       Chief Executive Officer
       Elevai Labs Inc.
       120 Newport Center Drive, Ste. 250
       Newport Beach, CA 92660

                                                        Re: Elevai Labs Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 25,
2023
                                                            CIK No. 0001840563

       Dear Jordan Plews:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 25, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 91

   1. We note you have included a discussion of your results of operations for the three months ended March 31, 2023
compared to the three months ended March 31, 2022. However, it appears you have not
included the discussion of your results of operations for the fiscal year ended December 31,
2022 compared to the fiscal year ended December 31, 2021 in
                                                        this amendment. Please
advise.
 Jordan Plews, Ph. D.
FirstName
Elevai LabsLastNameJordan Plews, Ph. D.
             Inc.
Comapany
August      NameElevai Labs Inc.
        1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Tim Dockery, Esq.